Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Summary of Transaction

On December 19, 2025, Playverse Co. Ltd. (“Playverse”), an indirect wholly owned subsidiary of K Wave Media Ltd. (the “Company”), entered into a Share Purchase Agreement (the “Purchase Agreement”) with Hansol Holdings Co., Ltd., Lee Mi-sung and Cho Hyun-seung (collectively, the “Sellers”), pursuant to which Playverse agreed to purchase from the Sellers and the Sellers agreed to sell to Playverse an aggregate of 5,864,088 shares common stock (the “Purchased Shares”) of Hansol Inticube Co., an AI language and software development company with core capabilities in AI contact center solutions, voice recognition, chatbots, smart solutions and platform technologies (“Hansol”).

The Shares represent approximately 42.25% of the outstanding shares of common stock of Hansol. While the Company acquired a 42.25% equity interest in Hansol Inticube, it concluded that it obtained control of the target as of the acquisition date. The Company obtained the power to govern the financial and operating policies of the target through contractual arrangements granting it the right to appoint a majority of the board and senior management of the target, including the sellers’ commitment to vote in favor of the Company’s nominated directors and the resignation of the incumbent registered officers at closing. Pursuant to the Purchase Agreement, the aggregate purchase price for the Shares pursuant to was KRW15,000,337,104 (the “Hansol Acquisition”). The Purchase Agreement contains customary representations, warranties and covenants by the parties and customary indemnification obligations of the parties.

On May 4, 2026, the Company announced that its Board of Directors had approved the disposition of Play Co., Ltd. (“Play”) to its previous owner. The proposed disposition is subject to shareholder approval at the Company’s 2026 annual general meeting of its stockholders, scheduled to occur on July 10, 2026. If the disposition of Play is approved by the Company’s shareholders and consummated, the acquisition of Play will be unwound and treated as if the original transaction had not occurred. As part of the recission, the parties will mutually release each other from obligations arising under the original share purchase agreement, including the Company’s remaining obligation to pay approximately $25.0 million of unpaid purchase consideration. Hansol is an indirect subsidiary of the Company through Play. As such, if the disposition of Play is approved by the Company’s shareholders and the transaction is consummated, then Hansol will no longer be a subsidiary of the Company.

On May 29, 2026, the Company entered into a recission and termination agreement (the “Solaire Recission Agreement”) with former owners of Solaire Partners, pursuant to which the parties agreed to terminate and rescind the original share purchase agreement dated 2023. Under the terms of the Solaire Recission Agreement, the acquisition of Solaire is to be unwound and treated as if the original transaction had not occurred.

Pro Forma Information

The unaudited pro forma condensed combined financial statements have been prepared in accordance with Article 11 of Regulation S-X under the Securities Act of 1933, as amended by the final rule, Release No.33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” and have been adjusted to include estimated transaction accounting adjustments which give effect to the Hansol Acquisition and the application of the acquisition method of accounting under IFRS. Under the acquisition method of accounting, the preliminary purchase price is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date, with any excess purchase price allocated to goodwill. The pro forma adjustments are based on preliminary estimates and currently available information and assumptions that the Company’s management believes are reasonable. The notes to the unaudited pro forma condensed combined financial statements provide a discussion of how such adjustments were derived and presented in the unaudited pro forma condensed combined financial statements (“Acquisition Adjustments”). Changes in facts and circumstances or discovery of new information may result in revised estimates. Actual results and valuations may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information.

The accompanying unaudited pro forma condensed combined statements of operations for the year ended December 31, 2025 combine the historical consolidated statements of operations for K Wave and the historical statements of operations for Hansol for the same period.

The unaudited pro forma condensed combined statement of financial position as of December 31, 2025 gives effect to the Hansol Acquisition as if it occurred on December 31, 2025. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2025 give effect to the Acquisition as if it occurred on January 1, 2025.

The unaudited pro forma condensed combined financial statements are for illustrative and informational purposes only and are not intended to represent what the Company’s results of operations or financial position would have been had the Acquisition occurred on the dates indicated, or what they will be for any future periods. The unaudited pro forma condensed combined financial statements do not reflect the realization of any expected cost savings, other synergies as a result of the acquisition, or integration costs.

The unaudited pro forma condensed combined financial statements and related notes have been derived from, and should be read in conjunction with:

(i)	the historical audited consolidated financial statements of K Wave and accompanying notes included in K Wave’s Annual Report on Form 20-F for the year ended December 31, 2025, which was filed with the Securities and Exchange Commission (“SEC”) on May 15, 2026;

(ii)	the historical audited financial statements of Hansol and accompanying notes for the years ended December 31, 2025, appearing within this Current Report on Form 6-K as Exhibit 99.1.

K WAVE MEDIA LTD.

Unaudited Pro Forma Condensed Combined Statement of Financial Position

As of December 31, 2025

		In thousands of KRW K Wave December 31, 2025		In thousands of KRW Hansol December 31, 2025		In thousands of KRW Transaction Adjustments (Note 5)	Note Ref		In thousands of KRW Bank Loan Transaction Adjustment (Note 5)	Note Ref		In thousands of KRW Playverse Capital Contribution Transaction Adjustment (Note 5)	Note Ref		In thousands of KRW Convertible Notes Transaction Adjustment (Note 5)	Note Ref		In thousands of KRW Play Co. Ltd. Recission Transaction Adjustment (Note 5)	Note Ref		In thousands of KRW Solaire Partners Recission Transaction Adjustment (Note 5)	Note Ref		In thousands of KRW Pro Forma Combined
Assets
Current assets
Cash and cash equivalents	₩	8,364,432	₩	2,295,359	₩	(11,999,970)	5C	₩	4,728,200	5F	₩	2,500,000	5G	₩	1,366,025	5H	₩	(6,392,489)	5J	₩	(49,313)	5K	₩	812,244
Short-term financial assets		21,560		5,837		-			-			-			-			(27,397)	5J		-			-
Accounts receivable - trade, net		4,380,886		11,294,244		-			-			-			-			(15,470,395)	5J		(73,201)	5K		131,534
Short-term loans, net		3,427,400		-		-			-			-			-			(2,512,400)	5J		-			915,000
Accounts receivable - other, net		536,134		-		-			-			-			-			(444,795)	5J		-	5K		91,339
Value added tax receivables		162,558		-		-			-			-			-			-			-			162,558
Other current asset		5,844,544		4,357,183		(3,000,367)	5C		-			-			-			(4,987,933)	5J		(3)	5K		2,213,424
Contract assets		1,065,645		3,815,286		-			-			-			-			(4,138,448)	5J		(517,517)	5K		224,966
Current tax assets		45,228		46		-			-			-			-			(66)	5J		(45,193)	5K		15
Inventories, net		1,612,302		901,244		-			-			-			-			(2,513,546)	5J		-			-
Other current financial assets		735,110		-		-						-			-			(520,110)	5J		-			215,000
Total current assets		26,195,799		22,669,199		(15,000,337)			4,728,200			2,500,000			1,366,025			(37,007,579)			(685,227)			4,766,080
Long-term financial instruments		310,908		-		-			-									(310,908)	5J					-
Long-term loans, net		191,023		-		-			-			-			-			(50,000)	5J		(5,000)	5K		136,023
Long-term other receivables		-		595,593		-			-			-			-			(595,593)	5J		-			-
Financial assets at fair value through profit or loss		-		1,005,980		-			-			-			-			(1,005,980)	5J		-			-
Long-term investment securities		3,983,858		-		-			-			-			-			(850,572)	5J		(623,000)	5K		2,510,286
Investments in associates		587,278		-		15,000,337	5C		-			-			-			-			(587,278)	5K		-
						(15,000,337)	5D		-			-			-			-			-
Property and equipment including right-of-use assets		7,055,228		2,266,306		-			-			-			-			(8,794,928)	5J		(152,459)	5K		374,147
Intangible assets other than goodwill		17,178,097		1,022,547		11,700,000	5A		-			-			(11,159,935)	5H		(16,934,630)	5J		-			1,806,079
Goodwill		60,617,031		2,738,757		5,437,640	5B		-			-			-			(11,444,127)	5J		(2,573,536)	5K		54,775,765
Investment properties		2,023,317		-		-			-			-			-			(2,023,317)	5J		-			-
Other non-current assets		-		369,646		-			-			-			-			(369,646)	5J		-			-
Other non-current financial assets		2,180,055		-		-			-			-			-			(1,472,707)	5J		(96,522)	5K		610,826
Other non-current non-financial assets		4,393,482		-		-			-			-			-			(1,286,226)	5J		-			3,107,256
Deferred tax assets		1,016,960		2,282,216		-			-			-			-			(3,114,265)	5J		-			184,911
Total assets	₩	125,733,036	₩	32,950,244	₩	2,137,303		₩	4,728,200		₩	2,500,000		₩	(9,793,910)		₩	(85,260,478)		₩	(4,723,022)		₩	68,271,373

Liabilities and stockholders’ equity (deficit)
Current liabilities									-			-
Trade and other payables	₩	58,040,411	₩	9,725,482	₩	45,000	5E		-			-						(20,399,014)	5J		(1,791,719)	5K	₩	9,388,142
				-		-			-			-						(36,232,018)	5J		-
Other current financial liabilities		250,000		-		-			-			-						(250,000)	5J		-			-
Current derivative liabilities		330,417		-		-			-			-						-			-			330,417
Warrants		528,772		-		-			-			-						-			-			528,772
Other current non-financial liabilities		1,936,895		1,456,445		-			-			-						(2,949,734)	5J		(15,313)	5K		428,293
Contract liabilities		1,252,195		4,719,111		-			-			-						(4,719,111)	5J		-			1,252,195
Short-term borrowings		11,171,899		-		-			5,000,000	5F		-						(8,264,000)	5J		(3,525,187)	5K		4,382,712
Current portion of long-term borrowings, net		2,200,000		-		-			-			-						(2,200,000)	5J		-			-
Convertible notes		28,634,020		-		-			-			-			(8,609,400)	5H		-			-			15,883,288
				-		-			-			-			(4,141,332)	5I		-			-			-
Current lease liabilities		1,702,300		769,706		-			-			-						(2,283,629)	5J		(85,494)	5K		102,883
Other current provisions		769,693		432,507		-			-			-						(1,201,070)	5J		-			1,130
Current tax liabilities		1,634,666		1,619		-			-			-						(749,893)	5J		(195,868)	5K		690,524
Total current liabilities		108,451,268		17,104,870		45,000			5,000,000			-			(12,750,732)			(79,248,469)			(5,613,581)			32,988,356
Trade and other non-current payables		27,297,393		-		-			-			-			-			(27,297,393)	5J		-			-
Long-term borrowings, excluding current portion, net		2,611,563		-		-			-			-			-			(2,508,608)	5J		-			102,955
Other non-current financial liabilities		220,000		-		-			-			-			-			(220,000)	5J		-			-
Other non-current non-financial liabilities		2,565		-		-			-			-			-			-			-			2,565
Non-current Contract liabilities		650,000				-			-			-			-			-			-			650,000
Defined benefit liabilities		1,257,693		854,835		-			-			-			-			(1,370,544)	5J		(37,388)	5K		704,596
Provision for long-term employee benefits		-		176,138		-			-			-			-			(176,138)	5J		-			-
Contract liabilities		-		861,164		-			-			-			-			(861,164)	5J		-			-
Other non-current provisions		455,822		173,498		-			-			-			-			(600,527)	5J		(23,734)	5K		5,059
Non-current lease liabilities		6,268,969		272,137		-			-			-			-			(6,420,516)	5J		(48,033)	5K		72,557
Deferred tax liabilities		125,759		-		2,574,000	5B		-			-			-			(2,574,000)	5J		-			125,759
Total liabilities		147,341,032		19,442,642		2,619,000			5,000,000			-			(12,750,732)			(121,277,359)			(5,722,736)			34,651,847
Stockholders’ equity (deficit)
Share capital		9,077		6,939,761		(6,939,761)	5D		-			-			972	5I		-			-	5K		10,049
Share premium		205,980,674		-		-			-			-			4,140,360	5I		-			-	5K		210,121,034
Accumulated other comprehensive loss		(4,447,032)		-		-			-			-			-			-			-			(4,447,032)
Other reserves		(53,073,717)		10,436,120		(10,436,120)	5D		-			1,664,284	5G		-			-			(1,680,427)	5K		(53,089,860)
Accumulated deficit		(169,783,492)		(4,346,337)		4,346,337	5D		(271,800)	5F		-			(1,184,510)	5H		49,087,786	5J		2,680,050	5K		(119,516,966)
				-		(45,000)	5E		-			-
Equity (deficit) attributable to owners of the Parent Company		(21,314,490)		13,029,544		(13,074,544)			(271,800)			1,664,284			2,956,822			49,087,786			999,623			33,077,225
Non-controlling interest		(293,506)		478,058		12,592,847	5C		-			835,716	5G		-			(13,070,905)	5J		91	5K		542,301
Total stockholders’ equity (deficit)		(21,607,996)		13,507,602		(481,697)			(271,800)			2,500,000			2,956,822			36,016,881			999,714			33,619,526
Total liabilities and stockholders’ equity (deficit)	₩	125,733,036	₩	32,950,244	₩	2,137,303		₩	4,728,200		₩	2,500,000		₩	(9,793,910)		₩	(85,260,478)		₩	(4,723,022)		₩	68,271,373

See accompanying notes to the unaudited condensed combined pro forma financial information.

K WAVE MEDIA LTD.

Unaudited Pro Forma Condensed Combined Statement of Operations

Year Ended December 31, 2025

		In thousands of KRW, except for per share data K Wave December 31, 2025		In thousands of KRW, except for per share data Hansol December 31, 2025		In thousands of KRW, except for per share data Transaction Adjustments (Note 6)	Note Ref		In thousands of KRW Bank Loan Transaction Adjustment (Note 6)	Note Ref		In thousands of KRW, except for per share data Convertible Notes Transaction Adjustments (Note 6)	Note Ref		In thousands of KRW Play Co. Ltd. Recission Transaction Adjustment	Note Ref		In thousands of KRW Solaire Partners Recission Transaction Adjustment	Note Ref		In thousands of KRW Pro Forma Combined
Revenue
Content Merchandising Revenue	₩	44,415,967	₩	-	₩	-		₩	-		₩	-		₩	(44,415,967)	6H	₩	-		₩	-
F&B Revenue		12,228,818		-		-			-			-			(12,228,818)	6H		-			-
Content production revenue		20,690,997		-		-			-			-			-			-			20,690,997
Content investment revenue		745,138		-		-			-			-			-			(745,138)	6I		-
AI-based digital contact center revenue		-		60,250,812		-			-			-			(60,250,812)	6H		-			-
Pet healthcare revenue		-		4,567,430		-			-			-			(4,567,430)	6H		-			-
Total revenues		78,080,920		64,818,242		-			-			-			(121,463,027)			(745,138)			20,690,997
Cost of revenue		(71,203,348)		(49,281,096)		-			-			-			99,751,970			29,191	6I		(20,703,283)
Gross profit		6,877,572		15,537,146		-			-			-			(21,711,057)			(715,947)			(12,286)
Selling, general and administrative		(69,208,430)		(14,490,164)		(45,000)	6A		-			-			18,718,039	6H		1,315,886	6I		(63,709,669)
Other income		1,299,367		164,110		-			-			-			47,770,241	6H		2,680,134	6I		51,913,852
Other expense		(133,696,369)		(112,552)		(1,501,228)	6B		-			-			2,726,212	6H		-			(132,583,937)
Operating (loss) income		(194,727,860)		1,098,540		(1,546,228)			-			-			47,503,435			3,280,073			(144,392,040)
Loss on disposal of Bitcoin		-		-		-			-			(1,174,040)	6F		(1,174,040)			-			(2,348,080)
Finance income		24,647,541		132,850		-			-			-			(1,087,091)	6H		(10,167)	6I		23,683,133
Finance costs		(37,594,482)		(187,577)		-			(271,800)	6E		496,580	6G		1,198,807	6H		2,456,338	6I		(33,902,134)
Income (loss) before income tax		(207,674,801)		1,043,813		(1,546,228)			(271,800)			(677,460)			46,441,111			5,726,244			(156,959,121)
Tax benefit (expense)		(435,086)		(148,134)		330,270	6D		59,796			-			339,801	6H		(34,044)	6I		112,603
Net income (loss)	₩	(208,109,887)	₩	895,679	₩	(1,215,958)		₩	(212,004)		₩	(677,460)		₩	46,780,912		₩	5,692,200		₩	(156,846,518)
Non-controlling interest		(2,366,962)		101,548		(260,522)	6C		-			-			853,797	6H		(150,603)	6I		(1,822,742)
Owners of the parent company		(205,742,925)		794,131		(955,436)			(212,004)			(677,460)			45,927,115			5,842,803			(155,023,776)

Net income (loss) per common share, basic and diluted	₩	(3,341.00)	₩	0.04																₩	(2,850.01)
Weighted-average shares outstanding, basic and diluted		61,575,085		13,662,476																	54,394,152

See accompanying notes to the unaudited condensed combined pro forma financial information.

K WAVE MEDIA LTD.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1 – Description of Hansol Acquisition

On December 19, 2025, Playverse Co. Ltd. (“Playverse”), an indirect wholly owned subsidiary of K Wave Media Ltd. (the “Company” or “K Wave”), entered into a Share Purchase Agreement (the “Purchase Agreement”) with Hansol Holdings Co., Ltd., Lee Mi-sung and Cho Hyun-seung (collectively, the “Sellers”), pursuant to which Playverse agreed to purchase from the Sellers and the Sellers agreed to sell to Playverse an aggregate of 5,864,088 shares common stock (the “Purchased Shares”) of Hansol Inticube Co., an AI language and software development company with core capabilities in AI contact center solutions, voice recognition, chatbots, smart solutions and platform technologies (“Hansol”).

The Shares represent approximately 42.25% of the outstanding shares of common stock of Hansol. Pursuant to the Purchase Agreement, the aggregate purchase price for the Shares pursuant to was KRW15,000,337,104. The Purchase Agreement contains customary representations, warranties and covenants by the parties and customary indemnification obligations of the parties.

Note 2 – Basis of Presentation

The Hansol Acquisition is being accounted for as a business combination using the acquisition method of accounting under IFRS 3, Business Combinations, which requires assets acquired and liabilities assumed to be recorded at their acquisition date fair value in accordance with IFRS 13, Fair Value Measurement. Under IFRS 13, fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements can be highly subjective, and it is possible the application of reasonable judgement could develop different assumptions resulting in a range of alternative estimates using the same facts and circumstances. Identifiable intangible assets—such as customer relationships, technology assets, and trademarks—are recognized separately from goodwill when they meet the separability or contractual-legal criteria in IFRS 3. Goodwill is recognized as the excess of the consideration transferred and the amount of any non-controlling interest over the fair value of the identifiable net assets acquired.

K Wave and Hansol’s historical financial statements were prepared in accordance with IFRS. Based on an analysis of K Wave and Hansol’s significant accounting policies, the Company has not identified any material differences in accounting policies that would have an impact on the unaudited pro forma condensed combined financial statements. K Wave and Hansol have not had any historical relationship prior to the Acquisition. Accordingly, no pro forma adjustments were required to eliminate activities between the companies. As a result, the unaudited pro forma condensed combined financial statements do not assume any differences in accounting policies.

The pro forma adjustments presented in this unaudited pro forma condensed combined financial information represent management’s estimates based on information available as of the date of this Form 6-K and such estimates are subject to revision as further information is obtained. Accordingly, the pro forma adjustments for the Hansol Acquisition are preliminary and subject to further adjustment as additional information becomes available and the various analyses and other valuations are performed. Any adjustments may have a significant effect on total assets, total liabilities, total equity, operating expenses, and depreciation and amortization expenses, and such results may be significant.

The assumptions underlying the pro forma adjustments are described in the accompanying notes to this unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information may not be indicative of K Wave’s future performance and does not necessarily reflect what K Wave’s financial position and results of operations would have been had these transactions occurred at the beginning of the period presented.

Further, the unaudited pro forma condensed combined financial information does not purport to project the future operating results or financial position of K Wave following the completion of the Hansol Acquisition. Additionally, the unaudited pro forma condensed combined financial information does not reflect any revenue enhancements, anticipated synergies, operating efficiencies, or cost savings that may be achieved related to the Hansol Acquisition, nor does it reflect any costs or expenditures that may be required to achieve any possible synergies.

K Wave will finalize the accounting for the acquisition as soon as practicable within the measurement period, but in no event later than one year from the acquisition date, in accordance with IFRS 3.

Note 3 – Preliminary Purchase Price Allocation

Preliminary Purchase Consideration

The estimated fair value of the consideration transferred is ₩15.0 billion.

Preliminary Estimates of Fair Value

The following table summarizes the tangible and identifiable intangible assets acquired, and liabilities assumed used to prepare pro forma adjustments in the unaudited pro forma condensed combined balance sheet and statements of operations (in thousands).

Consideration:
Cash	₩	15,000,337

Identifiable assets acquired and liabilities assumed:
Current assets	₩	22,669,199
Non-current assets		6,519,741
Intangible assets		12,722,547
Deferred tax liability		(2,574,000)
Total liabilities		(19,442,642)
Non-controlling interest		(13,070,905)
Net identifiable assets acquired	₩	6,823,940
Goodwill		8,176,397
Net assets acquired	₩	15,000,337

The final estimates of fair value will be determined when the Company has completed the detailed valuations and necessary calculations. The final allocation could differ materially from the preliminary calculation used in the pro forma adjustments. The final estimates of fair value may include (i) changes in allocations to intangible assets including goodwill, (ii) other changes to assets and liabilities, and (iii) changes to the assessment of tax positions and tax rates.

Intangible Assets

Preliminary identifiable intangible assets in the unaudited pro forma condensed combined financial information consist of the following (in thousands):

		Approximate Fair Value	Estimated Useful Lives	Valuation Methodology
Customer relationships	₩	2,457,000	9.8 years	Multi-period excess earnings method
Backlog		2,884,000	5 years	Multi-period excess earnings methos
Technology		4,716,000	7 years	Relief from royalty method
Brand		1,643,000	Indefinite	Relief from royalty method
Other intangible assets		1,022,547	5 years	Replacement Cost method
Total intangible assets	₩	12,722,547

The amortization related to the identifiable intangible assets is reflected as an Acquisition Adjustment in the unaudited pro forma condensed combined statements of operations based on the estimated useful lives above as further described in Note 5. The fair values of the identifiable intangible assets are preliminary and are based on Management’s estimates as of the Closing Date. The Company applied judgement in estimating the fair value of these intangibles which involved the use of significant assumptions with respect to revenue forecasts, revenue growth, attrition rates, royalty rates, discount rates, and economic lives.

Note 4 – Other Pro Forma Transactions

Playverse Capital Contribution

In March 2026, Playverse received a capital contribution of ₩2.5 billion from Arania, representing 27.8% ownership in Playverse.

Conversion and Settlement of Convertible Notes

In January 2026, K Wave received notices of conversion from Anson Investments Master Fund LP and Anson East Master Fund LP in connection with the convertible notes.

Accordingly, K Wave issued an aggregate of 4,824,273 common shares upon conversion, including 3,857,634 shares to Anson Investments Master Fund LP and 966,639 shares to Anson East Master Fund LP.

In March 2026, K Wave received notices of conversion from Loeb & Loeb LLP in connection with the convertible notes. Accordingly, the Company issued an aggregate of 1,952,662 common shares upon conversion and the note was cancelled in its entirety.

On April 29, 2026, the Company entered into the amendment to Security Purchase Agreement. Pursuant to the agreement, the Company liquidated 88 Bitcoins and repaid part of Convertible notes issued to Anson Investments Master Fund LP and Anson East Master Fund LP. As a result of the liquidation, $6,952,000 was recovered and total loss of $2,863,108 incurred due to the investment in Bitcoins.

Borrowings of Play Company

On March 25, 2026, Play Company entered into the loan agreement with Hana Bank in the amount of ₩5,000,000 thousand, bearing interest at a variable annual rate equal to three-month Certificate of Deposit plus 2.396%. This borrowing is collateralized by 65,000 common shares of Playverse and 5,864,088 common shares of Hansol Inticube.

Recission of Play Company Acquisition

At the Company’s 2026 annual general meeting which is scheduled to occur on July 10, 2026, the Company’s shareholders will vote to approve, among other things, the termination of the Share Purchase Agreement (as amended, the “Share Purchase Agreement”), dated March 31, 2023 and effective January 3, 2025, pursuant to which the Company, through its wholly owned subsidiary, K Enter Holdings, Inc., purchased all of the issued and outstanding 83,418 shares of common stock of Play Company Co., Ltd. (“Play”). If this proposal is approved, the Company will enter into a recission and termination agreement (the “Play Recission Agreement”) with the former owner of Play, pursuant to which the parties will agree to rescind and terminate the Share Purchase Agreement. Under the terms of the Play Recission Agreement, the acquisition of Play would be unwound and treated as if the original transaction had not occurred. As part of the recission, the parties will also agree to mutually release each other from obligations arising under the Share Purchase Agreement, including the Company’s remaining obligation to pay approximately $25.0 million of unpaid purchase consideration.

Recission of Solaire Partners Acquisition

On May 29, 2026, the Company entered into a recission and termination agreement (the “Solaire Recission Agreement”) with former owners of Solaire Partners, pursuant to which the parties agreed to terminate and rescind the original share purchase agreement dated 2023. Under the terms of the Solaire Recission Agreement, the acquisition of Solaire is to be unwound and treated as if the original transaction had not occurred.

Note 5 – Acquisition Adjustments to Unaudited Pro Forma Condensed Combined Statement of Financial Position

Acquisition Adjustments include the following adjustments, which are based on the Company’s preliminary estimates and assumptions, related to the unaudited pro forma condensed combined statement of financial position as of December 31, 2025.

(a)	Represents the recognition of the fair value of intangible assets in accordance with purchase accounting as described in Note 3.

(b)	Represents the purchase accounting adjustment to goodwill based on the acquisition method.

(c)	Represents the purchase of approximately 42.25% of the shares of Hansol for a value of ₩15.0 billion of which a prepayment of ₩3.0 billion is recorded as other current asset as of December 31, 2025. Non-controlling interests are measured at the non-controlling interest’s proportionate share of the identifiable net assets.

(d)	Adjustment eliminates Hansol’s historical shareholders’ equity.

(e)	Reflects ₩45.0 million of transaction costs incurred by the Company that are not included in the historical financial statements of K Wave or Hansol.

(f)	Reflects the bank loan in the amount of ₩5.0 billion entered by K Wave subsequent to December 31, 2025. The loan has a one year term and an interest rate of the Korea 3-month CD rate+2.396%.

(g)	Reflects the sale of 27.8% of Play Company’s ownership in Playverse for ₩2.5 billion.

(h)	Reflects the liquidation of 88 Bitcoin and the partial repayment of the convertible notes issued to Anson Investments Master Funs LP and Anson East Master Fund LP.

(i)	Reflects the conversion of the Anson Investments Master Fund LP and Anson East Master Fund LP for the issuance of 3,857,634 and 966,639 common shares, respectively. Reflects the conversion of the Loeb and Loeb LLP convertible notes and the issuance of 1,952,662 common shares.

(j)	Reflects the adjustment to record the recission of the Play Co. Ltd. securities purchase agreement. The pro forma adjustment reflects (i) the removal of Play Co. Ltd.’s assets and liabilities, including goodwill, (ii) the elimination of the unpaid acquisition consideration liability, and (iii) the assumed cancellation of 8,622,587 ordinary shares originally issued as consideration in connection with the acquisition.

(k)	Reflects the adjustment to record the recission of the Solaire Partners securities purchase agreement. The pro forma adjustment reflects (i) the removal of Solaire Partners’ assets and liabilities together with the elimination of the related non-controlling interest and (ii) the assumed cancellation of 9,827,057 ordinary shares originally issued as consideration in connection with the acquisition.

Note 6 – Acquisition Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

(a)	Reflects an adjustment to reflect ₩45.0 million of transaction costs incurred by K Wave that are not included in the historical financial statements of K Wave and Hansol.

(b)	The following table summarizes the estimated fair values of Hansol’s identifiable intangible assets acquired through business combination and determined through purchase price allocation and their estimated useful lives including the amortization for the periods presented calculated on a straight-line basis (in thousands).

		Estimated Fair Value	Estimated Useful Life (years)		Amortization Expense - Year Ended December 31, 2025
Customer relationships	₩	2,457,000	9.8	₩	250,714
Backlog		2,884,000	5		576,800
Technology		4,716,000	7		673,714
Brand		1,643,000	Indefinite		-
Other intangible assets		1,022,547	5		246,414
Total	₩	12,722,547			1,747,642
Historical amortization					246,414
Incremental amortization				₩	1,501,228

(c)	Reflects the non-controlling interest related to the historical financial statements of Hansol and the pro forma amortization expense of intangible assets.

(d)	Reflects the pro forma tax expense on the amortization of the intangible assets in (B) above, the interest expense recognized on the bank loan in (C) below, the loss on the disposal of Bitcoin in (F) below and the reversal of interest expense on the convertible notes in (G) below, based on the 22% corporate income tax rate.

(e)	Reflects the interest expense recognized on the bank loan as described in (F) above, giving effect to the business combination as if it had occurred on January 1, 2025.

(f)	Reflects the loss on the disposal of Bitcoin.

(g)	Reflects the reversal of the interest expense on the convertible notes, giving effect to the business combination as if it had occurred on January 1, 2025.

(h)	Reflects the adjustment to record the recission of the Play Co. Ltd. Securities purchase agreement. The pro forma reflects the removal of Play Co. Ltd.’s revenue and expenses, including non-controlling interest. The Company recognized a gain on deconsolidation equal to the excess of (i) the fair value of the consideration received—consisting of the forgiven liabilities of K Enter Holdings, Inc.—over the sum of (ii) the carrying amounts of the subsidiary's assets (including any goodwill) and liabilities at the date control was lost and (iii) the carrying amount of any non-controlling interests.

	Derecognized net asset (liabilities) at their carrying amounts	Derecognized non-controlling interests at their carrying amounts	Fair value of considerations received	Gain on deconsolidation
Play Company and its subsidiaries	34,250,514	(13,070,905)	65,267,395	44,087,786

(i)	Reflects the adjustment to record the recission of the Solaire Partners’ securities purchase agreement. The pro forma adjustment reflects the removal of Solaire Partners’ revenue and expenses together with the elimination of the related non-controlling interest. The Company recognized a gain on deconsolidation equal to the excess of (i) the fair value of the consideration received—consisting of K Wave Media shares measured at their closing price on June 30, 2026—over the sum of (ii) the carrying amounts of the subsidiary's assets (including any goodwill) and liabilities at the date control was lost.

	Derecognized net asset (liabilities) at their carrying amounts	Derecognized non-controlling interests at their carrying amounts	Fair value of considerations received	Gain on deconsolidation
Solaire Partners	(999,714)	-	1,680,427	2,680,141